December 10, 2019

Bahir Manios
Chief Financial Officer
Brookfield Infrastructure Corporation
250 Vesey Street, 15th Floor
New York, New York 10281-1021

       Re: Brookfield Infrastructure Corp.
           Amendment No.1 to Registration Statement on Form F-1
           Filed November 13, 2019
           File No. 333-233934

Dear Mr. Manios:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2019 letter.

Registration Statement on Form F-1/A filed on November 13, 2019

Questions and Answers Regarding the Special Distribution, page 3

1. We note your response to comment 2, however, we continue to believe that your references to "identical" and "economic equivalent" are unclear. Specifically, please help us reconcile your statement that "the dividend level on the class A shares will be identical to the post-closing unit distribution level (emphasis added)," which suggests that the dividend on class A shares will be 9/10ths of the pre-closing level of distributions for the
       Units, with your statement that "the result that the aggregate distribution received by a holder on its units and class A shares will be the same as it would have received if the special distribution had not been made," which suggests that the dividend on class A shares will be 1/10ths of the pre-closing level of distributions for the Units. Please revise
 Bahir Manios
FirstName LastNameBahir Manios
Brookfield Infrastructure Corporation
Comapany10, 2019
December NameBrookfield Infrastructure Corporation
December 10, 2019 Page 2
Page 2
FirstName LastName
         to state, if true, the amount of distributions on one class A share and one unit in the aggregate after the Special Distribution will be identical and/or the economic equivalent of the amount of distributions on one unit before the Special Distribution.
Risk Factor, page 20

2. We note your response to comment 7. Please revise your disclosure to state, as you do in your response, that "the cash amount payable in the event that cash is used to satisfy an exchange request will be equal to the NYSE closing price of one unit on the date that the request for exchange is received by the transfer agent. As a result, a decrease in the value of the units after that date will not affect the amount of cash received."
The Special Distribution
Transaction Agreements, page 51

3. We note your revised disclosure in response to comment 10. To provide additional context for investors, please elaborate on how the "value of the businesses transferred and the anticipated value of a share of [y]our company" were determined. We also reissue our prior comment in-part, as we are unable to identify the revised disclosure related to how the exchange ratio of 1:9 was determined. Please revise to include such information or tell us where the revised disclosure has been included.
Material United States Federal Income Tax Considerations, page 191

4. We note your revised disclosure that the conclusions in this section represent the opinion of Torys LLP. Please tell us if you intend to file such opinion, as it appears that you have not revised your Exhibit index. Please refer to Item 601(b)(8) of Regulation S-K and
         Section III.A.2 of Staff Legal Bulletin No. 19. As a related matter, if you intend to file an opinion, please revise the disclosure in this section where you have included Torys LLP's opinion to clearly identify and articulate each material tax consequence being opined upon. In this regard, we note your disclosure on page 191 that the discussion, to the extent it expresses conclusions as to the application of U.S. federal income tax law, represents the opinion of Torys LLP. However, we did not note an opinion on certain matters that you discuss throughout the filing. For example, we note your disclosure throughout the filing that you believe the special distribution to U.S. unitholders is expected to qualify as a non-taxable distribution of property. Please revise to have counsel clearly identify and articulate each material tax consequence being opined upon. If there is significant doubt about the tax consequences of the transaction, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. Please have counsel revise the tax opinion accordingly. Refer to Section
         III.C.3 and 4 of Staff Legal Bulletin No. 19 for guidance.
 Bahir Manios
Brookfield Infrastructure Corporation
December 10, 2019
Page 3
Combined Carve-out Financial Statements of the Utilities Operations of
Brookfield
Infrastructure Partners L.P.
Note 3. Significant Accounting Policies, page F-10

5. Your response to comment 32 appears to describe three categories of revenue: core operations, which you appear to define as the distribution of natural gas and electricity, non-core operations, and connections. Please confirm our assumption that you will disaggregate revenues from external customers into these three categories, and that your disclosure will include revenue from both BUUK and NTS. If our assumption is incorrect, please tell us in more detail what you plan to disclose and how such disclosure will comply with paragraph 32 of IFRS 8.
        You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Jennifer
Thompson, Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez, Staff Attorney at (202)
551-3792 or Mara Ransom, Office Chief at (202) 551-3264 with any other questions.



FirstName LastNameBahir Manios                                 Sincerely,
Comapany NameBrookfield Infrastructure Corporation
                                                               Division of
Corporation Finance
December 10, 2019 Page 3                                       Office of Trade
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FirstName LastName